EXHIBIT 99.3
                                                                   ------------


                                ARC ENERGY TRUST

                     INFORMATION CIRCULAR - PROXY STATEMENT

                     FOR THE ANNUAL MEETING OF UNITHOLDERS
                     TO BE HELD ON WEDNESDAY, MAY 23, 2007

SOLICITATION OF PROXIES

       This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of ARC Energy Trust (the
"Trust"), for use at the Annual Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 23rd day of May, 2007, at 3:30 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual
Meeting.

       The Trust has  outstanding  two types of securities that entitle holders to vote  generally at meetings of  Unitholders:  Trust Units and special voting
units  ("Special   Voting  Units").   A  Special  Voting  Unit  was  issued  to
Computershare  Trust Company of Canada (the  "Exchangeable  Shares Trustee") as
trustee under an amended and restated  voting and exchange trust  agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, ARC Resources Ltd. ("ARC Resources").  The
Trust Units and the Special  Voting Unit vote together as a single class on all matters.  Each Trust Unit  outstanding on the Record Date (as defined below) is entitled to one vote.  The Special Voting Unit which is outstanding is entitled to one vote for each  Exchangeable  Share  outstanding  on the Record Date. The
Exchangeable  Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable  Shares for which the Exchangeable  Shares Trustee does not receive  instructions.  The  procedures for holders of  Exchangeable  Shares to instruct  the  Exchangeable  Shares  Trustee  about  voting at the  Meeting are explained in the "Voting  Direction  for Holders of  Exchangeable  Shares" (the
"Voting  Direction")  that has been provided to holders of Exchangeable  Shares together  with  this  Information  Circular  - Proxy  Statement.  See  also the discussion under "Voting by Holders of Exchangeable  Shares"  contained in this
Information Circular - Proxy Statement.

       Instruments of Proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof.
Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on April 18, 2007 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No
Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

       The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

       THE  PERSONS  NAMED IN THE  ENCLOSED  FORM OF  PROXY  ARE  DIRECTORS  OR
OFFICERS  OF ARC  RESOURCES.  EACH  UNITHOLDER  HAS  THE  RIGHT  TO  APPOINT  A
PROXYHOLDER  OTHER  THAN  THE  PERSONS  DESIGNATED  ABOVE,  WHO  NEED  NOT BE A
UNITHOLDER,  TO  ATTEND  AND TO ACT FOR THE  UNITHOLDER  AND ON  BEHALF  OF THE
UNITHOLDER AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF
MANAGEMENT  SHOULD BE CROSSED  OUT AND THE NAME OF THE  UNITHOLDER'S  APPOINTEE
SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

       THE INFORMATION  SET FORTH IN THIS SECTION IS OF SIGNIFICANT  IMPORTANCE
TO MANY UNITHOLDERS OF THE TRUST, AS A SUBSTANTIAL NUMBER OF THE UNITHOLDERS OF
THE TRUST DO NOT HOLD  TRUST  UNITS IN THEIR OWN NAME.  UNITHOLDERS  WHO DO NOT
HOLD THEIR TRUST  UNITS IN THEIR OWN NAME  (REFERRED  TO HEREIN AS  "BENEFICIAL
UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust
Units can be  recognized  and acted  upon at the  Meeting.  If Trust  Units are

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listed in an account  statement  provided to a Unitholder by a broker,  then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).
Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust
Units for their  clients.  The Trust does not know for whose  benefit the Trust
Units registered in the name of CDS & Co. are held.

       Applicable  regulatory  policy requires  intermediaries/brokers  to seek voting  instructions  from  Beneficial  Unitholders in advance of  unitholders'
meetings. Every intermediary/broker has its own mailing procedures and provides its own return  instructions,  which should be carefully followed by Beneficial
Unitholders in order to ensure that their Trust Units are voted at the Meeting.
Often,  the form of proxy supplied to a Beneficial  Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to  instructing  the  registered  Unitholder  how to vote on behalf of the  Beneficial  Unitholder.  The  majority of brokers  now  delegate
responsibility  for  obtaining   instructions  from  clients  to  ADP  Investor
Communications.  ADP Investor Communications typically mails a scannable Voting
Instruction  Form in lieu  of the  form of  proxy.  The  Beneficial  Holder  is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Holder can call a toll-free  telephone number or use  internet  access to vote the Trust Units held by the  Beneficial
Holder.  ADP  Investor   Communications  then  tabulates  the  results  of  all
instructions  received and provides  appropriate  instructions  respecting  the voting of Trust Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER
RECEIVING A VOTING  INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO
VOTE TRUST UNITS DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE
RETURNED  AS  DIRECTED BY ADP  INVESTOR  COMMUNICATIONS  WELL IN ADVANCE OF THE
MEETING IN ORDER TO HAVE THE TRUST UNITS VOTED.

       The foregoing  discussion  similarly  applies to holders of Exchangeable
Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of ARC
Resources as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

       A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of ARC Resources at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

       A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

       THE SOLICITATION IS MADE ON BEHALF OF MANAGEMENT OF THE TRUST. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement (as well as the
Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of ARC Resources, who will not be specifically remunerated therefor.

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EXERCISE OF DISCRETION BY PROXY

       The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

       IN THE ABSENCE OF SUCH  SPECIFICATION,  THE TRUST UNITS WILL BE VOTED IN
FAVOUR  OF THE  MATTERS  TO BE ACTED  UPON.  THE  PERSONS  APPOINTED  UNDER THE
INSTRUMENT  OF PROXY  FURNISHED BY THE TRUST ARE CONFERRED  WITH  DISCRETIONARY
AUTHORITY  WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS  SPECIFIED
IN THE  INSTRUMENT  OF PROXY  AND  NOTICE  OF  ANNUAL  MEETING.  AT THE TIME OF
PRINTING THIS INFORMATION  CIRCULAR - PROXY STATEMENT,  MANAGEMENT OF THE TRUST
KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

       The  Exchangeable  Shares  Trustee holds one Special  Voting Unit of the
Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's
Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

       The Trust was formed pursuant to the provisions of the Trust Indenture dated May 7, 1996 and amended and restated as of May 15, 2006, between the Trustee and ARC Resources (the "Trust Indenture").

       The Trust is authorized to issue  650,000,000  Trust Units.  As at March
20, 2007,  approximately  205,079,044  Trust Units were issued and outstanding.
The Trust is also entitled to issue Special Voting Units. As at March 20, 2007, one Special Voting Unit had been issued to the Exchangeable Shares Trustee. The
Special  Voting Unit is  entitled  to one vote for each issued and  outstanding
Exchangeable  Share.  As at March 20,  2007 there were  1,397,971  Exchangeable
Shares issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.

       When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

       To the best of the  knowledge  of the Trustee and the  directors  of ARC
Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10 per cent of the voting rights attached to the issued and outstanding
Trust Units of the Trust which may be voted at the Meeting.

       The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 0.4 per cent (783,348 Trust Units). The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 65.6 per cent (916,832 Exchangeable Shares convertible into 1,895,668 Trust Units using the effective exchange ratio in effect on March 20, 2007 of 2.06763). Based upon this exchange ratio, directors and officers of ARC Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 2,679,016 Trust Units or 1.3 per cent of the outstanding Trust Units, assuming exchange of all of the Exchangeable
Shares for Trust Units of the Trust.

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QUORUM FOR MEETING

       At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10 per cent of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

       All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50 per cent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

1.     APPOINTMENT OF TRUSTEE OF THE TRUST

       The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust
Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on May 7, 1996.

2.     ELECTION OF DIRECTORS OF ARC RESOURCES

       The articles of ARC Resources provide for a minimum of three directors and a maximum of nine directors. There are currently eight (8) directors and the Board of Directors of ARC Resources has determined to leave the number of directors at eight (8) members. Unitholders are entitled to elect all eight (8) of the members of the Board of Directors of ARC Resources by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust
Indenture. Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board of Directors of ARC Resources.

       The eight (8) nominees for election as directors of ARC Resources by Unitholders are as follows:

       Frederic C. Coles
       Walter DeBoni
       John P. Dielwart
       Fred J. Dyment
       Michael M. Kanovsky
       Herbert C. Pinder, Jr.
       John M. Stewart
       Mac H. Van Wielingen

       The following pages set out the names of proposed nominees for election as directors, together with their age, place of primary residence, year first elected or appointed as a director, membership on committees of the Board of Directors, attendance at Board and committee meetings during 2006, and directorships of other public entities. The Board of Directors has determined that all of the above nominees with the exception of John P. Dielwart are independent directors as defined under National Instrument 58-101.

       Also indicated for each person proposed as a director is the number of Trust Units and Exchangeable Shares owned, directly or indirectly, or over which control or direction was exercised on March 20, 2007 and, as of the same date, the number of Trust Units incentive rights ("Rights") held by each director under the Trust Unit Incentive Rights Plan. See the description of this plan below. The Trust has adopted a Trust Unit ownership requirement under which independent directors are expected to maintain ownership of at least
10,000 Trust Units, or an equivalent number of Exchangeable Shares, while they are directors of the Trust. New directors have five years

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to acquire the necessary  holdings.  Non-independent  directors are required to meet higher Trust Unit ownership requirements. All directors are in compliance with the Trust Unit ownership requirements. For further information on management ownership, see "Executive Compensation" below.

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
[PHOTOGRAPH OMITTED]                   Mr. Van Wielingen is  Co-Chairman  and a         ATTENDANCE:
MAC H. VAN WIELINGEN, HBA              founder of ARC Financial  Corporation in
Calgary, Alberta, Canada               1989. Previously Mr. Van Wielingen was a         Board (Chair):                        9/9
Age:  53                               Senior  Vice-President and Director of a         Audit Committee:                      5/5
Independent Director                   major   national    investment    dealer         Policy and Board Governance
Director Since:             1996       responsible  for all  corporate  finance           Committee:                          3/4
                                       activities  in  Alberta.  He has managed         Human Resources and
OWNERSHIP:                             numerous  significant  corporate  merger           Compensation Committee:             5/6
Trust Units:               2,624       and  acquisition  transactions,  capital
Exchangeable Shares:     449,762       raising projects and equity  investments         CURRENT PUBLIC BOARD MEMBERSHIPS:
Total Equivalent Trust                 relating to the energy  sector.  Mr. Van
  Units(1)               923,565       Wielingen  holds  an  Honours   Business         Western Oil Sands Inc.
Rights:                        -       Degree from the  Richard  Ivey School of
                                       Business,  University of Western Ontario
                                       Business    School   and   has   studied
                                       post-graduate   Economics   at   Harvard
                                       University.

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[PHOTOGRAPH OMITTED]                   Mr. DeBoni  recently  retired from Husky         ATTENDANCE:
WALTER DEBONI, BASC,                   Energy Inc.  where he held the  position
P.ENG., MBA                            of VP, Canada  Frontier &  International         Board (Vice-Chair):                   6/9
Calgary, Alberta, Canada               Business.  Prior to this Mr.  DeBoni was         Policy and Board Governance
Age:  60                               CEO of Bow Valley Energy for a number of           Committee (Chair):                  4/4
Independent Director                   years.  In addition to his time at Husky         Audit Committee:                      3/5
Director Since:             1996       and Bow Valley he has also held numerous         Health, Safety and Environment
                                       top  executive  posts in the oil and gas           Committee:                          3/4
OWNERSHIP:                             industry  with major  corporations.  Mr.
Trust Units:              97,300       DeBoni  holds a B.A.Sc.  Chem.  Env Eng.         CURRENT PUBLIC BOARD MEMBERSHIPS:
Exchangeable Shares:           -       from the University of British Columbia,
Total Equivalent Trust                 a MBA  degree  with a major  in  Finance         Niko Resources Ltd.
  Units(1)                97,300       from the  University of Calgary and is a         PetroWest Energy Services Ltd.
Rights:                        -       member    of    the    Association    of         Sterling Resources Ltd.
                                       Professional  Engineers,  Geologists and
                                       Geophysicists of Alberta and the Society
                                       of  Petroleum  Engineers.  He is a  past
                                       Chairman of the Petroleum Society of CIM
                                       and a past  Director  of the  Society of
                                       Petroleum Engineers.

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

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                                       6

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
[PHOTOGRAPH OMITTED]                   Mr.  Coles is founder and  President  of         ATTENDANCE:
FREDERIC C. COLES, B.SC., P.ENG.       Menehune    Resources    Ltd.,    having
Calgary, Alberta, Canada               previously   served  as  the   Executive         Board:                                9/9
Age:  63                               Chairman of Applied  Terravision Systems         Reserves Committee (Chair)            4/4
Independent Director                   Inc. to March 15,  2002.  In his earlier         Human Resources and
Director Since:             1996       career Mr.  Coles  worked as a reservoir           Compensation Committee:             6/6
                                       engineer  for a  number  of oil  and gas         Health, Safety and Environment
OWNERSHIP:                             companies, prior to undertaking the role           Committee (Chair):                  4/4
Trust Units:              61,440       of   Chairman   and   President   of  an
Exchangeable Shares:           -       engineering consulting firm specializing         CURRENT PUBLIC BOARD MEMBERSHIPS:
Total Equivalent Trust                 in oil and gas. Mr. Coles also sits as a
  Units(1)                61,440       Director  of a number of junior  oil and         Choice Resources Ltd.
Rights:                   50,000       gas  companies  and is a  member  of the         Crew Energy Inc.
                                       Association for Professional  Engineers,         Cyries Energy Inc.
                                       Geologists and  Geophysicists of Alberta         ExAlta Energy Inc.
                                       and the  Canadian  Institute  of Mining,         Galleon Energy Inc.
                                       Metallurgy and Petroleum.                        Grand Petroleum Inc.
                                                                                        Masters Energy Inc.
                                                                                        Progress Energy Trust
                                                                                        TriStar Oil & Gas Ltd.

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[PHOTOGRAPH OMITTED]                   Mr.  Dielwart has been the  President of         ATTENDANCE:
JOHN P. DIELWART, B.SC., P.ENG         ARC Resources since 1996, and since 2000
Calgary, Alberta, Canada               has  been the  President  and CEO of ARC         Board:                                9/9
Age:  54                               Resources  and  has  overall  management
Non-Independent Director               responsibility  for the Trust.  Prior to         CURRENT PUBLIC BOARD MEMBERSHIPS:
Director Since:             1996       joining  ARC  Financial  Corporation  in
                                       1994, Mr. Dielwart spent 12 years with a         NIL
OWNERSHIP:                             major  Calgary based oil and natural gas
Trust Units:              68,763       engineering  consulting  firm, as senior
Exchangeable Shares:     194,911       vice-president and a director,  where he
Total Equivalent Trust                 gained extensive  technical knowledge of
  Units(1)               471,767       oil  and  natural  gas   properties   in
Rights:                        -       Western  Canada.  He  began  his  career
                                       working  for five years with a major oil
                                       and natural gas company in Calgary.  Mr.
                                       Dielwart is a Past-Chairman of the board
                                       of    governors    for   the    Canadian
                                       Association   of   Petroleum   Producers
                                       (CAPP).  He holds a Bachelor  of Science
                                       with  Distinction  (Civil   Engineering)
                                       degree, University of Calgary.

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[PHOTOGRAPH OMITTED]                   Mr.  Dyment has 30 years  experience  in         ATTENDANCE:
FRED J. DYMENT, CA                     the  oil  and   gas   business   and  is
Calgary, Alberta, Canada               currently  an  independent  businessman.         Board:                                9/9
Age:  58                               His  past   business   career   included         Audit Committee (Chair):              4/5
Independent Director                   positions as President  and CEO for Maxx         Reserves Committee:                   4/4
Director Since:             2003       Petroleum   and  President  and  CEO  of
                                       Ranger Oil Limited.  Mr. Dyment received         CURRENT PUBLIC BOARD MEMBERSHIPS:
OWNERSHIP:                             a Chartered Accountant  designation from
Trust Units:              52,187       the  province  of Ontario  in 1972.  Mr.         Tesco Corporation
Exchangeable Shares:           -       Dyment  currently  sits as a Director on         Transglobe Energy Corporation
Total Equivalent Trust                 the   Boards   of   Tesco   Corporation,         Western Oil Sands Inc.
  Units(1)                52,187       Transglobe Energy  Corporation,  Western         ZCL Composites Inc.
Rights:                        -       Oil Sands Inc. and ZCL  Composites  Inc.
                                       He has  been  a  Director  of ARC  since
                                       2003.

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

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                                       7

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
[PHOTOGRAPH OMITTED]                   Mr.  Kanovsky   graduated  from  Queen's         ATTENDANCE:
MICHAEL M. KANOVSKY, B.SC.,            University   and  the  Ivey   School  of
P.ENG., MBA                            Business and is currently an independent         Board:                                8/9
Victoria, British Columbia, Canada     businessman.   Mr.  Kanovsky's  business         Audit Committee                       4/5
Age:  58                               career  included  the  position of VP of         Reserves Committee:                   4/4
Independent Director                   Corporate  Finance with a major Canadian
Director Since:             1996       investment     dealer     followed    by         CURRENT PUBLIC BOARD MEMBERSHIPS:
                                       co-founding Northstar Energy Corporation
OWNERSHIP:                             and  PowerLink  Corporation  (electrical         Accrete Energy Inc.
Trust Units:             195,106       cogeneration)  where he served as Senior         Bonavista Energy Trust
Exchangeable Shares:           -       Executive Board Chairman and Director.           Devon Energy Corporation
Total Equivalent Trust                                                                  Pure Technologies Inc.
  Units(1)               195,106                                                        TransAlta Corporation
Rights:                        -

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[PHOTOGRAPH OMITTED]                   Mr.   Pinder   has   gained    extensive         ATTENDANCE:
HERBERT C. PINDER, JR.                 experience  as  a  director  on  various
B.ARTS, LL.B., MBA                     public  company  boards  over  the  last         Board:                                9/9
Saskatoon, Saskatchewan, Canada        twenty  years.  As a result  he brings a         Policy and Board Governance
Age:  60                               varied business  background to the Trust           Committee                           4/4
Independent Director                   covering several  industries and a broad         Human Resources Compensation
Director Since:             2006       knowledge   of   corporate   governance.           Committee:                          5/6
                                       Currently,  Mr.  Pinder is the President
OWNERSHIP:                             of the  Goal  Group,  a  private  equity         CURRENT PUBLIC BOARD MEMBERSHIPS:
Trust Units:              25,131       management  firm  located in  Saskatoon,
Exchangeable Shares:           -       Saskatchewan.  He is a  director  of the         C1 Energy Ltd.
Total Equivalent Trust                 Saskatchewan  Wheat  Pool and C1  Energy         Saskatchewan Wheat Pool
  Units(1)                25,131       Ltd.,   as  well  as   several   private
Rights:                        -       companies.  Mr.  Pinder also serves as a
                                       director of the C.D. Howe  Institute and
                                       as a Trustee of the Fraser Institute.

------------------------------------------------------------------------------------------------------------------------------------

[PHOTOGRAPH OMITTED]                   Mr.  Stewart  is  Vice-Chairman   and  a         ATTENDANCE:
JOHN M. STEWART,                       founder of ARC Financial  Corporation in
B.SC., P.ENG., MBA                     1989,  where he  currently  holds senior         Board:                                9/9
Phoenix, Arizona, U.S.A                executive    responsibilities    focused         Human Resources & Compensation
Age:  57                               primarily  within  the  area of  private           Committee (Chair):                  6/6
Independent Director                   equity investment management. He holds a         Policy and Board
Director Since:             1998       B.Sc. in Engineering from the University           Governance Committee:               4/4
                                       of Calgary and a MBA from the University         Health, Safety and
OWNERSHIP:                             of  British   Columbia.   Prior  to  ARC           Environment Committee:              4/4
Trust Units:              67,250       Financial,   he  was  a   Director   and
Exchangeable Shares:      85,467       Vice-President   of  a  major   national         CURRENT PUBLIC BOARD MEMBERSHIPS:
Total Equivalent Trust                 investment    firm.   His   career   and
  Units(1)               243,964       experience span over thirty years with a         ProEx Energy Ltd.
Rights:                        -       focus on oil and gas and finance.

------------------------------------------------------------------------------------------------------------------------------------

Note:
(1) Based on exchange ratio of 2.06763 Trust Units for each Exchangeable Share, in effect as of March 20, 2007.

3.     APPOINTMENT OF AUDITORS OF THE TRUST

       The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

REPORT ON EXECUTIVE COMPENSATION

       The  Human   Resources   and   Compensation   Committee   ("Compensation
Committee")  is comprised  entirely of  independent  Directors.  Its mandate is focused on overall human resource policies and procedures, including recruitment, compensation, benefit programs, training and development of personnel and succession planning. The Compensation Committee, among its other responsibilities, makes recommendations to the Board on the compensation of the President and Chief Executive Officer ("CEO") and approves and reports to the Board on the compensation of other executive officers and staff of ARC Resources.

       The Trust is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees throughout the organization. The Trust's compensation plan for all of its employees, including its senior executive officers, continues to be comprised of three components: base salary, annual incentives and long-term incentives. In aggregate, these components are a part of a strategy designed to achieve the following:

   o   to support the Trust's overall business strategy and objectives;

   o   to  attract  and  provide   incentives  which  encourages  the  superior
       performance and retention of highly skilled and qualified employees; and

   o   to  align   compensation   with  corporate   performance  and  therefore
       unitholders' interest.

       Total compensation for the senior executive officers was reviewed by the Compensation Committee and compared to the total compensation of similar positions for executives of other large Canadian conventional oil and gas trusts and mid-sized oil and gas companies with a view to ensuring that such overall compensation packages are competitive. The Trust receives information through its participation in annual compensation surveys, conducted by independent consultants, of salary, benefits and other incentive programs of most large oil and gas companies and trusts in Canada. Total cash compensation is targeted at or above the 75th percentile of the comparative group of oil and gas companies for executive officers, including the Chief Executive Officer, who are meeting or exceeding all of the performance expectations for their roles.

       The Compensation Committee reviewed the CEO's performance on several specific corporate and individual goals and objectives. These included goals relating to asset quality, operating costs, administrative costs, reserve replacement costs, recycle ratios, financial returns, balance sheet strength, production levels on an absolute and per unit basis, reserve levels on an absolute and per unit basis, and employee and organizational cultural issues. In addition, performance was reviewed in relation to specific goals concerning staff development, corporate governance, safety and environment issues, and community and industry involvement and leadership. Performance in all of these areas was reviewed on a stand-alone basis and, to the extent possible, relative to other oil and gas entities, as described below. The Compensation Committee also reviewed the other senior executives' performance in relation to similar goals in their respective areas of responsibility. Bonuses are earned based on individual and corporate results.

       It is ARC Resources' policy to pay bonuses twice per year. ARC's employees, other than officers, receive bonuses in January and June each year relating to their performance in the previous six month periods. The bonuses paid in January are declared in the previous December so all employee bonuses are accrued into the financial results of the year to which they relate. The Compensation Committee's policy concerning officers' bonuses is to consider both the executive's personal performance and the performance of the Trust relative to its peers. Each year, the Compensation Committee compares operating and financial results of the Trust to such results for other public oil and gas entities of similar size. This data is obtained from yearly reports published by such entities, which only become available during the first half of the year following the subject year. For this reason, total bonus amounts payable to officers are not finally established until May of the year following the subject year. The officers receive an initial bonus in July of each year relating to their performance during the first half of the subject year. An additional estimated bonus for all officers is accrued in December of the subject year and a portion of this amount is paid in the following January to senior executives with the exception of the CEO. When the comparative analysis is completed in May additional bonuses may be paid to such officers, relating to the subject (previous) year. The CEO's final bonus is likewise considered in May of the year following the subject year and the amount is recommended by the Compensation Committee for approval by the Board. This process was followed in 2006 such that a portion of the bonuses paid to the CEO, and the other officers, in 2006 related to operations in 2005, and a portion of bonuses paid in 2007 is expected to relate to 2006 operations.

       The whole unit plan awards, more fully described later in this document under the heading "Long Term Incentive Plan or Whole Unit Plan", are based on a certain percentage of base salary. Ten per cent of the CEO's award is issued in RTUs, which vest yearly, and the balance in PTUs, which vest three years after grant. The whole unit plan awards granted to the Chief Financial Officer and Chief Operating Officer are split with 20 per cent designated as RTUs and 80 per cent as PTUs. The balance of the executive officers' awards are split with 35 per cent being issued as RTUs and 65 per cent issued as PTUs.

       The Trust maintains ownership guidelines for executive officers as a way of aligning executive and unitholder interests. The Chief Executive Officer is expected to own Trust Units representing a minimum of three times annual base salary, while other executive officers are expected to own Trust Units representing a minimum of two times base salary. In determining compliance with the guidelines, Exchangeable Shares are converted into Trust Units at the applicable exchange rate. For new officers, a time period of up to five years is provided to accumulate the required ownership. As of December 31, 2006 each executive officer was in compliance with the Trust Unit ownership guidelines.

       The foregoing report is respectfully submitted to Unitholders by the Human Resources and Compensation Committee, which during 2006 consisted of the following members of the Board:

       John Stewart (Chair)
       Frederic Coles
       Herbert C. Pinder, Jr.
       Mac Van Wielingen

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

       The following table provides a summary of compensation information for the chief executive officer, the chief financial officer and each of the other senior executive officers of ARC Resources (collectively, the "Named Executive Officers") for the periods indicated. The Summary Compensation Table does not include amounts realized by the Named Executive Officers on the exercise of Rights under the Trust Unit Incentive Rights Plan (the "TUIR"). For information as to aggregate Rights exercised during 2006 and values of Rights held by the Named Executive Officers as at December 31, 2006, see the table under the heading "Executive Compensation - Aggregate Trust Units Incentive Rights Exercised and Year-End Values".

                                                                                                    Long Term Cash
                                                 Annual Cash Compensation                            Compensation
                                        ----------------------------------------------------       ----------------
                                                                                 Other
                                                                                 Annual               Whole Unit
                                                                              Compensation              Plan           All Other
                                                    Salary(1)     Bonus(4)       (1)(2)                Payouts(5)     Compensation
Name and Principal Position                Year        ($)          ($)           ($)                     ($)              ($)
--------------------------------------------------------------------------------------------       ----------------   ------------
JOHN P. DIELWART                           2006     400,000       625,000       250,000                  67,910           Nil
President and Chief                        2005     360,000       415,000       250,000                  17,107           Nil
Executive Officer                          2004     360,000       450,000       250,000                       -           Nil
--------------------------------------------------------------------------------------------       ----------------   ------------

                                                                                                    Long Term Cash
                                                 Annual Cash Compensation                            Compensation
                                        ----------------------------------------------------       ----------------
                                                                                 Other
                                                                                 Annual               Whole Unit
                                                                              Compensation              Plan           All Other
                                                    Salary(1)     Bonus(4)       (1)(2)                Payouts(5)     Compensation
Name and Principal Position                Year        ($)          ($)           ($)                     ($)              ($)
--------------------------------------------------------------------------------------------       ----------------   ------------
STEVEN W. SINCLAIR                         2006     275,000       267,500       150,000                  78,213           Nil
Senior Vice-President, Finance             2005     240,000       290,000       150,000                  19,738           Nil
and Chief Financial Officer                2004     240,000       245,000       150,000                       -           Nil
--------------------------------------------------------------------------------------------       ----------------   ------------
MYRON M. STADNYK                           2006     300,000       250,000       150,000                 108,347           Nil
Senior Vice-President, and                 2005     230,000       170,000       150,000                  23,028           Nil
Chief Operating Officer                    2004     200,000       190,000       150,000                       -           Nil
--------------------------------------------------------------------------------------------       ----------------   ------------
DOUGLAS J. BONNER                          2006     250,000       200,000       150,000                 102,064           Nil
Senior Vice-President,                     2005     216,667       170,000       150,000                  23,028           Nil
Corporate Development                      2004     200,000       180,000       150,000                       -           Nil
--------------------------------------------------------------------------------------------       ----------------   ------------
DAVID P. CAREY                             2006     240,000       186,000       150,000                 102,064           Nil
Senior Vice-President,                     2005     206,667       155,000       150,000                  23,028           Nil
Capital Markets                            2004     190,000       170,000       150,000                       -           Nil
--------------------------------------------------------------------------------------------       ----------------   ------------
SUSAN D. HEALY(3)                          2006     220,000       168,000       150,000                  79,249           Nil
Senior Vice-President,                     2005     139,500        78,400       150,000                  23,028           Nil
Corporate Services                         2004     154,400       130,000       150,000                       -           Nil
--------------------------------------------------------------------------------------------       ----------------   ------------

Notes:
(1)    Amounts  exclude the value of perquisites  and other  personal  benefits received by the Named Executive Officers, which benefits were not greater than 10 per cent of the total salary and bonus for the period.
(2) Deferred retention payments became payable over five years by ARC Resources on August 28, 2002 as a result of the management internalization transaction, and represent a deferred payment of a portion of the proceeds of the internalization transaction. These amounts were deducted from the purchase price that would have been paid for the purchase of the then existing management company.
(3) Ms. Healy reduced her hours for one year starting effective September 2004 to 0.64 full time equivalent, resulting in a proportional reduction in her compensation for 2004 and 2005.
(4) Bonus amounts represent amounts paid during the fiscal year. In addition, 2004 bonuses have been restated as a result of bonuses being comparatively reviewed against peers in May 2005 and adjusted. The 2005 bonus amount for Mr. Sinclair was adjusted in May 2006 after a review of comparative peers. The 2006 bonus amounts will be reviewed against peers in May 2007 at which point adjustments could be made.
(5) Whole Unit Plan Payouts indicated are a cash amount, as described directly below.

LONG TERM INCENTIVE PLAN OR WHOLE UNIT PLAN

       In March 2004, the Board of Directors approved a new long term incentive plan (the "Whole Unit Plan") modelled on a whole unit plan. The Whole Unit Plan replaced the Trust Unit Rights Incentive Plan for new awards granted subsequent to the first quarter of 2004. The Whole Unit Plan results in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying units. The Whole Unit Plan consists of Restricted Trust Units ("RTUs") for which the number of units is fixed and will vest over a period of three years (or, if the award of a RTU occurs between the dates that RTUs are generally awarded to service providers then over the period ending on the third anniversary of the immediately preceding date that RTUs were generally awarded) and Performance Trust Units ("PTUs") for which the number of units is variable and will vest at the end of three years (or, if the award of a PTU occurs between the dates that PTUs are generally awarded to service providers then on the third anniversary of the immediately preceding date that PTUs were generally awarded).

       Upon vesting, the plan participant is entitled to receive a cash payment based on the market value of the underlying Trust Units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers as indicated by the performance multiplier. The performance multiplier is based on the percentile rank of the Trust's total unitholder return compared to its peers. Total return is calculated as the sum of the change in the market price of the Trust Units in the period plus the amount of distributions in the period. The performance multiplier ranges from zero if ARC's performance ranks in the bottom quartile to two for top quartile performance.

       Recipients of the awards may direct the cash payout to a specified brokerage firm to purchase Trust Units on the market, on the recipients' behalf. The Trust has agreed to pay all of the commissions and brokerage fees associated with such purchased Trust Units.

       The Whole Unit Plan provides for cumulative increases to the cash to be paid pursuant to the awards on each date that distributions are paid in respect of the underlying Trust Units by an amount equal to a fraction having as its numerator the amount of the distribution per unit multiplied by the number of units designated immediately prior to the distribution payment date and having as its denominator the market value of the units on the trading day immediately preceding the distribution payment date. Market value is the weighted average trading price of the Trust Units on the TSX for the ten (10) days on which the Trust Units traded immediately preceding such date (provided that if the vesting date occurs during a "black-out period" when service providers are restricted in trading in securities of the Trust, the market value is based on the weighted average trading price of the Trust Units on the TSX for the 10 trading days which commence on the second trading day following the end of the black-out period or such other period as is determined by the Board of Directors).

       In the event of a Change in Control of the Trust (as defined in the Whole Unit Plan), the vesting provisions attached to the awards are accelerated and all unvested awards will be paid immediately prior to the date upon which the Change of Control is completed. The Whole Unit Plan also provides for the termination of awards in the event of the cessation of employment, and the vesting of the awards in the event of the death of a holder.

       The cost of the Whole Unit Plan to the Trust will be expensed in the Trust's financial statements on an annual basis.

       The following table shows the changes during the year of RTUs and PTUs outstanding under the Whole Unit Plan:

(units in thousands and $ millions except per unit)             Number of RTUs      Number of PTUs    Total RTUs and PTUs
---------------------------------------------------             --------------      --------------    -------------------
Balance, beginning of period                                               479                 391                    870
Granted in the period                                                      373                 303                    676
Vested in the period                                                      (180)                  -                   (180)
Forfeited in the period                                                    (24)                (11)                   (35)
Balance, end of period (1)                                                 648                 683                  1,331
Estimated distributions to vesting date (2)                                168                 222                    390
Estimated units upon vesting including distributions                       816                 905                  1,721
Performance multiplier (3)                                                   -                 2.0
Estimated total units upon vesting                                         816               1,810                  2,626
Trust unit price at December 31, 2006                                   $22.30              $22.30                 $22.30
Estimated total value upon vesting                                       $18.2               $40.4                  $58.6

Notes:
(1) Based on underlying units before performance multiplier and accrued distributions.
(2) Represents estimated additional units to be awarded equivalent to estimated distributions accruing to vesting date.
(3) The performance multiplier only applies to PTUs and approximated 2.0 at December 31, 2006. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers.

       The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the unit price, the number of PTUs to be awarded on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

       As at December 31, 2006, the PTU's outstanding were assessed to have a peer performance percentile rank equal to or greater than 75 and thus were valued with a performance multiplier of 2.0. Below is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier:

                                                                           Performance multiplier
VALUE OF WHOLE UNIT PLAN AS AT DECEMBER 31, 2006               -------------------------------------------
(units thousands and $ millions except per unit)                      -              1.0              2.0
-----------------------------------------------------          --------        ---------         --------
Estimated units to vest
             RTUs                                                   816              816              816
             PTUs                                                     -              905            1,810
TOTAL UNITS (1)                                                     816            1,721            2,626
             Trust Unit price                                     22.30            22.30            22.30
             Trust Unit distributions per month                    0.20             0.20             0.20
VALUE OF WHOLE UNIT PLAN UPON VESTING                              18.2             38.8             58.6
             Officers                                               2.1             11.6             20.9
             Directors                                              1.4              1.4              1.4
             Staff                                                 14.7             25.8             36.3
TOTAL PAYMENTS UNDER WHOLE UNIT PLAN (2)                           18.2             38.8             58.6
             2007                                                   7.8             11.2             14.6
             2008                                                   6.7             14.9             23.1
             2009                                                   3.7             12.7             20.9

Notes:
(1) Includes additional estimated units to be issued for accrued distributions to vesting date.
(2) Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumed future Trust Unit price of $22.30 per Trust Unit which was the closing price on December 29, 2006, the last day of trading of the Trust Units in 2006 and distributions of $0.20 per Trust Unit per month based on current distribution levels.

       Due to the variability in the future payments under the plan, the Trust estimates that $18.2 million to $58.6 million will be paid out from 2007 through 2009 based on the Trust Unit price of $22.30 as described in note (2) directly above, current distribution levels of $0.20 per Trust Unit per month and a performance multiplier ranging from zero to two.

       For more information in relation to awards of PTUs and RTUs to officers, see "Whole Unit Plan Awards to Named Executive Officers" and to directors, see "Remuneration of Directors".

WHOLE UNIT PLAN AWARDS TO NAMED EXECUTIVE OFFICERS

       The following sets forth information in respect of Whole Unit Plan awards to the Named Executive Officers under ARC Resources' Whole Unit Plan granted during fiscal 2006.

-----------------------------------------------------------------------------------------------------------------------------
                                2006                                       Estimated Future Payouts Under Whole Unit Plan
                                                   Period Until    ----------------------------------------------------------
                           Whole Unit Plan          Maturation             Threshold            Target            Maximum
        Name               Awards Granted          or Payout(1)             (#) (2)             (#) (3)           (#) (4)
-----------------------------------------------------------------------------------------------------------------------------
John P. Dielwart            28,580 PTU            1,023 in 2007             NIL PTU           28,580 PTU        57,160 PTU
                             3,070 RTU            1,023 in 2008            3,070 RTU          3,070 RTU          3,070 RTU
                                                 29,604 in 2009
-----------------------------------------------------------------------------------------------------------------------------
Steven W. Sinclair          17,000 PTU            1,208 in 2007             NIL PTU           17,000 PTU        34,000 PTU
                             3,625 RTU            1,208 in 2008            3,625 RTU          3,625 RTU          3,625 RTU
                                                 18,209 in 2009
-----------------------------------------------------------------------------------------------------------------------------
Myron M. Stadnyk            16,600 PTU            1,175 in 2007             NIL PTU           16,600 PTU        33,200 PTU
                             3,525 RTU            1,175 in 2008            3,525 RTU          3,525 RTU          3,525 RTU
                                                 17,775 in 2009
-----------------------------------------------------------------------------------------------------------------------------
Douglas J. Bonner           11,590 PTU            1,670 in 2007             NIL PTU           11,590 PTU        23,180 PTU
                             5,010 RTU            1,670 in 2008            5,010 RTU          5,010 RTU          5,010 RTU
                                                 13,260 in 2009
-----------------------------------------------------------------------------------------------------------------------------
David P. Carey              11,290 PTU            1,603 in 2007             NIL PTU           11,290 PTU        22,580 PTU
                             4,810 RTU            1,603 in 2008            4,810 RTU          4,810 RTU          4,810 RTU
                                                 12,894 in 2009
-----------------------------------------------------------------------------------------------------------------------------
Susan D. Healy              10,224 PTU            1,450 in 2007             NIL PTU           10,224 PTU        20,448 PTU
                             4,351 RTU            1,450 in 2008            4,351 RTU          4,351 RTU          4,351 RTU
                                                 11,675 in 2009
-----------------------------------------------------------------------------------------------------------------------------

Notes:
(1) The RTUs vest equally over a period of 3 years. The PTU amounts vest at the end of 3 years.
(2)    Threshold (#) is the minimum number of units receivable.
(3) The Target number specified is the number of units received if the performance multiplier at the vesting date was 1.
(4) Maximum (#) is the maximum number of units payable, if the performance multiplier at the vesting date was 2.

TRUST UNIT INCENTIVE RIGHTS PLAN

       The issue of new rights under the Trust Unit Incentive Rights Plan (the "TUIR") was discontinued as of March 31, 2004. The TUIR as described below has been replaced by the Whole Unit Plan as defined and described under "Long Term Incentive Plan or Whole Unit Plan".

       The Board of Directors of ARC Resources and Unitholders approved the TUIR for directors, officers, employees or consultants of ARC Resources which permits the granting of rights ("Rights") to purchase up to a maximum of 8,000,000 Trust Units. The number of Rights and the exercise price thereof was set by the Board of Directors of ARC Resources at the time of grant provided that the exercise price was not less than the closing market price of the Trust Units on the day immediately preceding the date of grant. The holder of Rights is entitled to participate in distributions which exceed 10 per cent of the Trust's net Property, Plant and Equipment account on its balance sheet on an annualized basis. Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5 per cent of the Trust's net book Property, Plant and Equipment at the end of such calendar quarter resulted in a downward reduction in the exercise price of the Rights at the election of the holder of Rights by notice to ARC Resources at the time of exercise of the Right. The TUIR is administered by the Board of Directors.

       The following sets forth information in respect of securities authorized for issuance under ARC Resources' sole equity compensation plan, the TUIR, as at December 31, 2006.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Number of securities
                                                                                                          remaining available
                                                                                                          for future issuance
                                                 Number of securities                                         under equity
                                                  to be issued upon             Weighted-average           compensation plans
                                                     exercise of               exercise price of               (excluding
                                                 outstanding options,         outstanding options,        securities reflected
                                                 warrants and rights          warrants and rights            in column (a))
Plan Category                                           (a)                            (b)                         (c)
--------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved
  by securityholders (TUIR)                           369,000                        $ 9.47                          -
(TUIR)
--------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans not approved by                -                              -                            -
securityholders
--------------------------------------------------------------------------------------------------------------------------------
Total                                                 369,000                        $ 9.47                          -
--------------------------------------------------------------------------------------------------------------------------------

         A summary of the changes in Rights outstanding under the TUIR is as follows:

                                                                                                                 Weighted
                                                                                                                 Average
                                                                                        Number of Rights         Exercise
                                                                                          (thousands)            Price ($)
                                                                                        ----------------       -------------
Balance, beginning of year                                                                  1,349                  10.22
Rights granted                                                                                  -                   -
Rights exercised                                                                             (978)                 12.19
Rights cancelled                                                                               (2)                 10.07
                                                                                        ----------------       -------------
Balance before reduction of exercise price                                                    369                  10.40
                                                                                        ----------------       -------------
Reduction of exercise price                                                                     -                  (0.93)
                                                                                        ----------------       -------------
Balance, end of year                                                                          369                   9.47
                                                                                        ================       =============

       A summary of the TUIR by year of issuance as at December 31, 2006 is as follows:


                        Exercise                               Number of Rights                                       Number of
                        Price at            Adjusted             Outstanding         Remaining Contractual      Rights Exercisable
       Year            Grant Date        Exercise Price          (thousands)         Life of Right (years)          (thousands)
-----------------------------------------------------------------------------------------------------------------------------------
       2002              12.58                 9.11                    32                     0.4                       32
       2003              12.59                 9.40                   328                     1.4                      328
       2004              15.42                13.27                     9                     2.2                        3
                      -----------         ------------            -----------             -----------               ----------
       Total             12.40                 9.47                   369                     1.3                      363
                      ===========         ============            ===========             ===========               ==========

AGGREGATE TRUST UNIT INCENTIVE RIGHTS EXERCISED AND YEAR-END VALUES

       The following table sets forth, with respect to the Named Executive Officers, the number of Rights exercised during the year ended December 31, 2006 and the value of unexercised in-the-money Rights at December 31, 2006.

                     Aggregate Rights Exercised During the
                   Most Recently Completed Financial Year and
                        Financial Year-end Rights Values

-----------------------------------------------------------------------------------------------------------------------------------
                                 Securities        Aggregate            Unexercised Rights               Value of Unexercised
                                Acquired on          Value                   at FY-End               In-the-Money Rights at FY-End
                                  Exercise          Realized                    (#)                               ($)
              Name                  (#)               ($)            Exercisable/Unexercisable         Exercisable/Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------
        John P. Dielwart           45,000           787,950                    - / -                             - / -
-----------------------------------------------------------------------------------------------------------------------------------
        Steven Sinclair            40,000           601,800                    - / -                             - / -
-----------------------------------------------------------------------------------------------------------------------------------
         Myron Stadnyk             20,000           300,052                    - / -                             - / -
-----------------------------------------------------------------------------------------------------------------------------------
          Doug Bonner              10,000           109,510                    - / -                             - / -
-----------------------------------------------------------------------------------------------------------------------------------
          David Carey              70,000           837,300                    - / -                             - / -
-----------------------------------------------------------------------------------------------------------------------------------
         Susan Healy(1)              -                 -                  20,000 / -                       204,600 / -
-----------------------------------------------------------------------------------------------------------------------------------

Note:
(1) Ms. Healy exercised 20,000 Rights on March 6, 2007 for an aggregate of $181,676.

       The value of the exercisable Rights (market value of Trust Units less exercise price) at December 31, 2006, was based upon the closing price of $22.30 for the Trust Units on December 29, 2006, being the last day of trading of the Trust Units in 2006, as quoted by the Toronto Stock Exchange and assumed that the Rights are exercised at their original exercise pricE.

SUMMARY CEO COMPENSATION

       The following table is a summary of the total compensation for the CEO.

                                                                                                                          TOTAL
                                                              2006             2005                  2004               2004-2006
CEO                                                            ($)              ($)                   ($)                  ($)
---------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM COMPENSATION
Salary(1)                                                     400,000          360,000               360,000            1,120,000
Bonus                                                         625,000          415,000               450,000            1,490,000
Other annual compensation(2)                                  250,000          250,000               250,000              750,000
                                                           ----------       ----------            ----------           ----------
TOTAL SHORT-TERM COMPENSATION                               1,275,000        1,025,000             1,060,000            3,360,000

LONG-TERM COMPENSATION
Whole Unit Plan cash payout(3)                                 67,910           17,107                     -               85,017
Aggregate value realized on Rights under the TUIR(4)          787,950        1,164,900               546,700            2,499,550
                                                           ----------       ----------            ----------           ----------
TOTAL LONG-TERM COMPENSATION                                  855,860        1,182,007               546,700            2,584,567
                                                           ----------       ----------            ----------           ----------
TOTAL ANNUAL CASH COMPENSATION                              2,130,860        2,207,007             1,606,700            5,944,567
                                                           ----------       ----------            ----------           ----------

Whole Unit Plan awards granted during the year(5) (6)        837,221           756,440               387,920            1,981,581

Notes:
(1) Amounts exclude the value of perquisites and other personal benefits received by the CEO, which benefits were not greater than 10 per cent of the total salary and bonus for the period.
(2) Deferred retention payments became payable over five year by ARC Resources on August 28, 2002 as a result of the management internalization transaction, and represent a deferred payment of a portion of the proceeds of the internalization transaction. These amounts were deducted from the purchase price that would have been paid for the purchase of the then existing management company.

(3) Amounts shown represent the cash value paid for vested awards including accrued distributions. Amounts paid in 2005 represent one third of the RTU award granted in 2004. Amounts paid in 2006 represent one third of the RTU awards granted in each of 2004 and 2005.
(4) Amounts shown represent aggregate values realized upon exercising vested Rights under the TUIR. Rights exercised during the period of 2004 through to 2006 were all granted in 2001 through to 2003. No Rights were granted to the CEO after 2003. All of the CEO's Rights under the TUIR have been exercised as at December 31, 2006.
(5) Whole Unit Plan awards include both RTUs and PTUs and are valued based on the price at the date of grant. Cash amounts are included as Whole Unit Plan cash payouts as awards vest, see Note (3) above. PTUs have been valued with a performance multiplier of 1. Amounts listed above exclude the distribution component which is earned on all Whole Unit Plan awards. Cumulative distributions are accrued based on the provisions of the DRIP plan using the distribution amounts in place at the date of grant. Using this methodology, the awards listed above would increase by $162,000 in 2004, $273,000 in 2005 and $252,000 in 2006.
(6) The Whole Unit Plan is the only form of long term incentive in place. The Trust has no pension plan in place for any of the staff or officers, including the CEO.

       The total compensation for the CEO and the aggregate compensation for the CEO, Chief Financial Officer ("CFO") and the remaining Named Executive Officers is shown below:

---------------------------------------------------------------------------------------------------------------------------------
                                                                           2006               2005                 2004
---------------------------------------------------------------------------------------------------------------------------------
CEO  Total Compensation                                                $2.1 million       $2.2 million         $1.6 million
---------------------------------------------------------------------------------------------------------------------------------
Total Compensation of top 6 Highest Compensated Executives
(including the CEO and CFO) (1)                                        $7.6 million       $7.2 million         $5.5 million
---------------------------------------------------------------------------------------------------------------------------------
Total Compensation of top 6 Highest Compensated Executives
(including the CEO and CFO) as a % of Total Market Capitalization          0.14%              0.12%                0.15%
---------------------------------------------------------------------------------------------------------------------------------
Total Compensation of top 6 Highest Compensated Executives
(including the CEO and CFO) as a % of Cash Flow                            0.99%              1.13%                1.23%
---------------------------------------------------------------------------------------------------------------------------------
Unitholder Total Return                                                   - 8.0%(2)           62.0%                35.8%
---------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Total Compensation includes salary, bonus, other annual compensation, Whole Unit Plan cash payouts and aggregate values realized on Rights under the TUIR and is calculated in the same manner as in the Summary Compensation Table for the CEO set forth above.
(2) On October 31, 2006, the government proposed a plan to tax trusts beginning in 2011 which had a significant negative impact on the total unitholder returns for 2006.

MINIMUM TRUST UNIT OWNERSHIP REQUIREMENTS FOR NAMED EXECUTIVE OFFICERS

--------------------------------------------------------------------------------------------------------------------------------
                                Direct Ownership           Value at            Minimum Trust Unit
                                 at December 31,                              ownership requirement
                                     2006(2)            12/31/06(3)(4)               ($)(1)               Meets Requirement
--------------------------------------------------------------------------------------------------------------------------------
John P. Dielwart                  491,211              10,954,005                1,200,000                       Yes
--------------------------------------------------------------------------------------------------------------------------------
Steven W. Sinclair                103,723               2,313,023                  550,000                       Yes
--------------------------------------------------------------------------------------------------------------------------------
Myron M. Stadnyk                  102,763               2,291,615                  600,000                       Yes
--------------------------------------------------------------------------------------------------------------------------------
Douglas J. Bonner                  45,426               1,013,000                  500,000                       Yes
--------------------------------------------------------------------------------------------------------------------------------
David P. Carey                    106,225               2,368,818                  480,000                       Yes
--------------------------------------------------------------------------------------------------------------------------------
Susan D. Healy(5)                 197,158               4,396,623                  440,000                       Yes
--------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Named Executive Officers are expected to own Trust Units representing a minimum of two times base salary except the Chief Executive Officer which is to represent three times base salary.
(2) In determining compliance with the guidelines, Exchangeable Shares are converted into Trust Units at the applicable exchange rate and are included in the direct ownership amount.
(3)    Value calculated using a closing price of $22.30 on December 29, 2006.
(4) In addition to the equity-at-risk listed above, the executive officers have Whole Unit Plan awards. The future expected payout of Whole Unit Plan awards to executive officers ranges from $2.1 million if the performance multiplier is zero to $20.9 million if the performance multiplier is 2.0.

(5) At December 31, 2006 Ms. Healy owned 20,000 Rights under the TUIR which were valued at $204,600 based on the Trust's year-end close price. Ms. Healy exercised her Rights on March 6, 2007 and subsequently sold the Trust Units.

EMPLOYMENT CONTRACTS

       The President and Chief Executive Officer and the other Named Executive Officers of ARC Resources are subject to terms of employment which continue indefinitely and provides for payment of the executive's annual base salary and participation in certain of the benefits provided by ARC Resources. For information in relation to the salary, bonus and other benefits, see "Executive Compensation - Summary Compensation Table", "Executive Compensation - Whole Unit Plan Awards to Named Executive Officers" and "Executive Compensation - Aggregate Trust Unit Incentive Rights Exercised and Year-End Values". Prior to the management internalization process there were formal management contracts with the manager. On January 1, 2006, the President and Chief Executive Office and the other Named Executive Officers of ARC Resources entered into formal employment contracts which provided the continuation of benefits provided in the former contracts. Among other things, such benefits provided that employment may be terminated without cause upon payment of a termination payment equal to 24 months for the President and Chief Executive Officer and 18 months for each of the other Named Executive Officers, of the annual base salary as at the month immediately preceding the termination date and an amount equal to 1/24 of all bonuses awarded to the executive in the 24 month period ending with the month in which the executive most recently received a bonus, multiplied by the sum of 24 for the President and Chief Executive Officer, and, multiplied by 18 for each of the other Named Executive Officers, plus the number of months since the executive's most recent bonus and also provide for termination payments upon the occurrence of other events such as a change of control subject to certain conditions.

       Under the terms of the management internalization transaction on August 28, 2002, each executive was entitled to the receipt of a deferred retention payment in the amount of $750,000 ($1,250,000 in the case of the President and Chief Executive Officer only), being payable as to one-fifth on September 1 of each year starting in 2003 and ending in 2007, if the executive is still an employee of ARC Resources (or an affiliate thereof or of the Trust) at the applicable payment date, provided however that any amount of the deferred retention payment which has not been paid shall be paid in full in the event of a change of control (as defined in the applicable agreement) of the Trust or ARC Resources on or as soon as reasonably possible after the occurrence of the change of control. As at December 31, 2006, deferred retention payments aggregating $1,000,000 remained payable to executives.

REMUNERATION OF DIRECTORS

       The following table sets forth the aggregate retainers paid to, and cash received under the Whole Unit Plan by, each director during 2006.

----------------------------------------------------------------------------------------------------------------------------
                                                      Board/                                                Cash Received
                               Base Retainer     Committee Chair         Committee            Total          Under Whole
                                    Fee            Retainer Fee         Retainer Fee       Fees Paid         Unit Plan
                                    ($)                 ($)                 ($)                ($)              ($)
----------------------------------------------------------------------------------------------------------------------------
Walt DeBoni                        45,000             40,000             15,000             100,000             101,038
----------------------------------------------------------------------------------------------------------------------------
Fred Coles                         45,000             10,000             15,000              70,000              69,464
----------------------------------------------------------------------------------------------------------------------------
Fred Dyment                        45,000             25,000             10,000              80,000              69,464
----------------------------------------------------------------------------------------------------------------------------
Michael Kanovsky                   45,000                 --             10,000              55,000              69,464
----------------------------------------------------------------------------------------------------------------------------
Herbert C. Pinder, Jr.             45,000                 --             10,000              55,000                  --
----------------------------------------------------------------------------------------------------------------------------
Mac Van Wielingen                  45,000            100,000             15,000             160,000             176,816
----------------------------------------------------------------------------------------------------------------------------
John Stewart                       45,000              5,000             15,000              65,000              69,464
----------------------------------------------------------------------------------------------------------------------------
Total                             315,000            180,000             90,000             585,000             555,710
----------------------------------------------------------------------------------------------------------------------------

Each of the directors also participates in the Whole Unit Plan. Directors receive RTUs. The following table sets forth the aggregate Whole Unit Plan grants issued to directors during the last three financial years. For more information on the Whole Unit Plan, see "Long Term Incentive Plan or Whole Unit Plan".

---------------------------------------------------------------------------------------------------------------------
Director                       RTUs Granted in 2006 (1)     RTUs Granted in 2005 (1)     RTUs Granted in 2004 (1)
---------------------------------------------------------------------------------------------------------------------
Walt DeBoni                    3,750                        4,800                        4,800
---------------------------------------------------------------------------------------------------------------------
Fred Coles                     2,650                        3,300                        3,300
---------------------------------------------------------------------------------------------------------------------
Fred Dyment                    3,000                        3,300                        3,300
---------------------------------------------------------------------------------------------------------------------
Michael Kanovsky               2,100                        3,300                        3,300
---------------------------------------------------------------------------------------------------------------------
Herbert C. Pinder, Jr.         2,100                        -                            -
---------------------------------------------------------------------------------------------------------------------
Mac Van Wielingen              6,000                        8,400                        8,400
---------------------------------------------------------------------------------------------------------------------
John Stewart                   2,450                        3,300                        3,300
---------------------------------------------------------------------------------------------------------------------

Note:
(1) Grant prices for the above awards were $14.92 in 2004, $17.14 in 2005 and $26.78 in 2006.


The following table sets forth the aggregate Rights under the TUIR exercised by directors during the most recently completed financial year.

-----------------------------------------------------------------------------------------------------------------------------------
                                Securities       Aggregate             Unexercised Rights               Value of Unexercised
                               Acquired on         Value                    at FY-End               In-the-Money Rights at FY-End
                                 Exercise         Realized                     (#)                               ($)
    Name                           (#)              ($)             Exercisable/Unexercisable         Exercisable/Unexercisable
----------------------------------------------------------------------------- ----- --------------------------- ----- -------------
Walt DeBoni                       20,000          301,800            -         /          -            -         /          -
----------------------------------------------------------------------------- ----- --------------------------- ----- -------------
Fred Coles(1)                     15,000          187,050          60,000      /          -         613,800      /          -
----------------------------------------------------------------------------- ----- --------------------------- ----- -------------
Fred Dyment                       20,000          298,800            -         /          -            -         /          -
----------------------------------------------------------------------------- ----- --------------------------- ----- -------------
Michael Kanovsky                  16,667          249,672            -         /          -            -         /          -
----------------------------------------------------------------------------- ----- --------------------------- ----- -------------
Herbert C. Pinder, Jr.              -                -               -         /          -            -         /          -
----------------------------------------------------------------------------- ----- --------------------------- ----- -------------
Mac Van Wielingen                 75,000          798,200            -         /          -            -         /          -
----------------------------------------------------------------------------- ----- --------------------------- ----- -------------
John Stewart                      60,000          932,400            -         /          -            -         /          -
----------------------------------------------------------------------------- ----- --------------------------- ----- -------------

Note:
(1) Mr. Coles exercised 10,000 Rights on March 2, 2007. The aggregate value realized was $82,000.

PERFORMANCE CHART

       The following graph illustrates changes from December 31, 2001 to December 31, 2006, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.(1)

                             [LINE CHART OMITTED]


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Annualized
                                              2001/12      2002/12     2003/12     2004/12     2005/12    2006/12        Return
-----------------------------------------------------------------------------------------------------------------------------------
ARC Energy Trust(1)                            100.0       111.59      159.11      216.25      351.41      323.45    26.5 per cent
-----------------------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index(2)                     100.0        85.79      106.93      120.27      146.61      167.89    10.9 per cent
-----------------------------------------------------------------------------------------------------------------------------------
S&P/TSX Oil and Gas Exploration and
Production Index(2)                            100.0       115.20      136.78      190.86      327.60      320.64    26.2 per cent
-----------------------------------------------------------------------------------------------------------------------------------
S&P/TSX Capped Energy Trust Index(2)           100.0       119.11      174.38      227.59      339.98      327.33    26.8 per cent
-----------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) The ARC Energy Trust Unitholder Return incorporates the actual cash distributions which represent a cumulative return of 26.5 per cent per annum to December 31, 2006 for an initial investment on December 31, 2001.
(2)    Total Return Index.

CORPORATE GOVERNANCE DISCLOSURE

       National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

       The prescribed corporate governance disclosure for the Trust is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

       The Board of Directors of ARC Resources is responsible for the overall stewardship and governance of the Trust, and has put in place standards and benchmarks by which that responsibility can be measured.

       Set out below is a description of the Trust's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type).

1.     BOARD OF DIRECTORS

       (a)    Disclose the identity of directors who are independent.

              The Board of Directors of ARC Resources has determined that the following seven (7) directors of ARC Resources are independent within the meaning of NI 58-101:

              Fred Coles
              Walt DeBoni
              Fred Dyment
              Michael Kanovsky
              Herbert C. Pinder, Jr.
              John Stewart
              Mac Van Wielingen

       (b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

              The Board of Directors has determined that John Dielwart is not independent. John Dielwart is not considered to be independent as he is the President and Chief Executive Officer.

       (c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

              The Board of Directors has determined that a majority of the directors are independent. There are eight directors in total, seven of whom are independent.

       (d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

              Name of Director                Names of Other Reporting Issuers

              Fred Coles                      Choice Resources Corp.
                                              Crew Energy Inc.
                                              Cyries Energy Inc.
                                              ExAlta Energy Inc.
                                              Galleon Energy Inc.
                                              Grand Petroleum Inc.
                                              Masters Energy Inc.
                                              Progress Energy Trust
                                              TriStar Oil & Gas Ltd.

              Walt DeBoni                     Niko Resources Inc.
                                              PetroWest Energy Services Ltd.
                                              Sterling Resources Ltd.

              John Dielwart                   NIL

              Fred Dyment                     Tesco Corporation
                                              Transglobe Energy Corp.
                                              Western Oil Sands Inc.
                                              ZCL Composites Inc.

              Michael Kanovsky                Accrete Energy Inc.
                                              Bonavista Energy Trust
                                              Devon Energy Corporation
                                              Pure Technologies Inc.
                                              TransAlta Corporation

              Herbert C. Pinder, Jr.          C1 Energy Inc.
                                              Saskatchewan Wheat Pool

              John Stewart                    ProEx Energy Ltd.

              Mac Van Wielingen               Western Oil Sands Inc.

              Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

              The independent directors meet without members of management (which includes Mr. Dielwart, the President and Chief Executive Officer, who is the only non-independent director) at the end of every meeting of the Board of Directors and every meeting of any committee of the Board of Directors. The number of meetings held in 2006 is disclosed below.

       (e) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

              The Board of Directors has determined that the chair of the board, Mac Van Wielingen, is an independent director within the meaning of NI 58-101. The Board of Directors in conjunction with the Policy and Board Governance Committee and Mr. Van Wielingen, has developed broad terms of reference for the chair of the Board of Directors which includes managing and developing a more effective board and ensuring that such Board of Directors can function independently of management and working with management to monitor and influence strategic management and shareholder and other party relations.

              The Board of Directors has also determined that the vice chair, Walter DeBoni, is an independent director within the meaning of NI 58-101. In general terms the Vice-Chairman will, at the request of the Chairman, assist the Chairman in managing the affairs of the Board of Directors and its committees including assisting the Chairman in ensuring the Board of Directors is organized properly, functions effectively and meets its obligations and responsibilities.

       (f) Disclose the attendance record of each directors for all board meetings held since the beginning of the issuer's most recently completed financial year.

              The attendance record of each director for all board meetings and meetings of any committee of the board for the financial year ended December 31, 2006 is set forth below.

              ------------------------------------------------------------------------------------------------------------------
                                                                                    POLICY &        HEALTH,           HUMAN
                                                      AUDIT          RESERVES         BOARD        SAFETY &        RESOURCES &
              DIRECTOR                   BOARD      COMMITTEE       COMMITTEE       GOVERNANCE    ENVIRONMENT     COMPENSATION
              ------------------------------------------------------------------------------------------------------------------
              Walt DeBoni                  6            3               -               4              3                -
              ------------------------------------------------------------------------------------------------------------------
              Fred Coles                   9            -               4               -              4                6
              ------------------------------------------------------------------------------------------------------------------
              John Dielwart                9            -               -               -              -                -
              ------------------------------------------------------------------------------------------------------------------
              Fred Dyment                  9            4               4               -              -                -
              ------------------------------------------------------------------------------------------------------------------
              Michael Kanovsky             8            4               4               -              -                -
              ------------------------------------------------------------------------------------------------------------------
              Herbert C. Pinder, Jr.       9            -               -               4              -                5
              ------------------------------------------------------------------------------------------------------------------
              John Stewart                 9            -               -               4              4                6
              ------------------------------------------------------------------------------------------------------------------
              Mac Van Wielingen            9            5               -               3              -                5
              ------------------------------------------------------------------------------------------------------------------
              Total number of              9            5               4               4              4                6
              Meetings
              ------------------------------------------------------------------------------------------------------------------

              Mr. Dielwart, the President and Chief Executive Officer, is invited to all and attends virtually all of the meetings of the committees of the Board of Directors.

2. BOARD MANDATE - Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

       The mandate of the Board of Directors is attached to this Management Information Circular as Schedule A.

3.     POSITION DESCRIPTIONS

       (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

              The Board of Directors has developed written position descriptions for the chair of the Board of Directors and the chair of each committee of the Board or Directors. The position descriptions are available on the Trust's website under the Corporate Governance section.

       (b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

              The Board of Directors, in conjunction with the CEO, has developed a written position description for the CEO. The position description is available on the Trust's website under the Corporate Governance section.

4.     ORIENTATION AND CONTINUING EDUCATION

       (a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

              The Board of Directors provides new directors with access to all background documents of the Trust, including all corporate records and prior board materials. New members of the Board of Directors are invited to meet with all officers of the Trust for orientation as to the nature and operations of the business and are invited to all meetings of committees of the Board of Directors.

       (b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

              Presentations are made regularly to the Board of Directors and Committees to educate and inform them of changes within ARC
              Resources and in regulatory and industry requirements and standards. The Policy and Board Governance Committee reviews information on available external educational opportunities and ensures that Directors are aware of the opportunities. ARC Resources has approved a policy of paying for any education courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters. ARC Resources also pays for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities.

5.     ETHICAL BUSINESS CONDUCT

       (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

              (i)   DISCLOSE  HOW A PERSON OR COMPANY  MAY OBTAIN A COPY OF THE
                    CODE;

                    The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of ARC Resources, including directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all senior financial officers, each of which is located on SEDAR at www.sedar.com. Both documents are also available on the Trust's website under the Corporate Governance section.

              (ii) DESCRIBE HOW THE BOARD MONITORS COMPLIANCE WITH ITS CODE, OR IF THE BOARD DOES NOT MONITOR COMPLIANCE, EXPLAIN WHETHER AND HOW THE BOARD SATISFIES ITSELF REGARDING COMPLIANCE WITH ITS CODE; AND

                    The Board of Directors monitors compliance with the Code of Ethics for Senior Financial Officers through the activities of the Policy and Board Governance Committee, which requires quarterly certifications by its senior financial officers as to their compliance with the code. The Committee monitors compliance with the Code of Business Conduct and Ethics through an annual sign off, which occurred for the first time in November 2006, that is completed by all employees of ARC Resources including senior management. Employees were asked to confirm that they have read, understood, complied with the code and have reported any known violations of the code. In addition, the Trust has a "whistleblower" policy which provides a procedure for the submission of information by any director, officer, employee or external party relating to possible violations of the code.

              (iii) PROVIDE A  CROSS-REFERENCE  TO ANY MATERIAL  CHANGE  REPORT
                    FILED SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED FINANCIAL YEAR THAT PERTAINS TO ANY CONDUCT OF A DIRECTOR OR EXECUTIVE OFFICER THAT CONSTITUTES A DEPARTURE FROM THE CODE.

                    There were no material change reports filed pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

       (b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

              The Board of Directors has adopted a Code of Business Conduct and Ethics which is applicable to directors.

              ARC Resources is engaged in the oil and gas business. In general, the private investment activities of directors are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict should be disclosed to the President or the Board of Directors.

              It is acknowledged that directors may be directors or officers of other entitles engaged in the oil and gas business, and that such entities may compete directly or indirectly with ARC Resources. Any director which is a director or officer of any entity engaged in the oil and gas business is required to disclose such occurrence to the Board of Directors. Any director of ARC Resources who is actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities is required to disclosure such holding to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which reasonably affects such person's ability to act with a view to the best interests of ARC Resources, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Trust. Such actions, without limitation, may include excluding such directors from certain information or activities of ARC Resources.

              In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such maters in the absence of the interested party.

       (c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

              ARC Resources distributes to each new employee and reviews annually with its employees the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is signed off annually by all employees including senior management. In addition, ARC Resources conducts a mandatory annual survey titled "Measuring the Strength of the Workplace" which in part inquires as to the vision, values and culture at ARC Resources with a view to emphasizing and strengthening the culture of honesty, integrity, respect and accountability in the workplace. Management reviews the results of the survey with the Board of Directors and the Human Resources and Compensation Committee.

6.     NOMINATION OF DIRECTORS

       (a) Describe the process by which the board identifies new candidates for board nomination.

              The Policy and Board Governance Committee reviews the makeup of the Board and Committee appointments of all directors annually and is responsible for identifying and recommending to the Board of Directors new candidates to the Board of Directors. The committee considers the strengths, knowledge and constitution of the members of the Board of Directors and the committee's perception of the needs of the Trust. Some of the areas considered include: corporate executive experience, oil and gas operational experience, financial acumen, and knowledge in the areas of compensation, governance and health, safety and environment. Character and behavioral qualities including credibility, integrity and communication skills are also taken into account when recruiting new directors.

       (b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

              The Policy and Board Governance Committee is comprised of only independent Directors.

       (c)    If   the   board   has   nominating   committee,   describe   the
              responsibilities,   powers  and   operation  of  the   nominating
              committee.

              The Policy and Board Governance Committee has within its mandate the responsibilities of the nominating committee. The committee is responsible for identifying and recommending to the board new candidates for nomination to the Board of Directors having regard to the competencies, skills and personal qualities of the candidates and the members of the Board of Directors and the committee's perception of the needs of the Trust and has developed and maintains a list of potential nominees. The committee also reviews the slate of directors for the annual management information circular and recommends such slate for approval by the Board of Directors.

7.     COMPENSATION

       (a)    Describe   the  process  by  which  the  board   determines   the
              compensation for the issuer's directors and officers.

              Compensation of Directors

              The Policy and Board Governance Committee reviews annually the form and amount of compensation for directors to ensure such compensation reflects the responsibilities and risks of being an effective director. The committee also conducts such yearly review of directors' compensation having regard to various governance reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the Trust.

              Compensation of Officers

              ARC Resources' compensation plan for its executive officers, including the CEO, consists of a combination of base salary, bonus payments, the grant of Performance Awards under the Whole Unit Plan, and the grant of Restricted Awards under the Whole
              Unit Plan. The Human Resources & Compensation Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives and CEOs of certain comparable Canadian conventional oil and gas trusts and mid-sized oil and gas companies (the "Industry Peer Group") with a view to ensuring that the overall compensation packages for each of the executive officers, including the CEO, are competitive and reflective of the officers performance. In May of each year, the Human Resources & Compensation Committee revisits the level of bonus awards taking into account the comparative peer information which is then available. In considering the grant of Performance Awards or the grant of Restricted Awards, the same criteria as above applies to the Whole Unit Plan. The same competitive standards are applied to all components of the compensation packages of the executive officers, including the CEO. In general, as the Whole Unit Plan for the officers is dominated by Performance Awards, if the Trust's performance relative to its peers is top quartile, the total compensation will be top quartile as well.

              ARC Resources' compensation plan is intended, as noted above, to be competitive with industry, so as to act as a retention tool, while at the same time encouraging performance excellence. The terms of the Whole Unit Plan and the award levels are set forth in greater detail herein. The Human Resources & Compensation committee may, however, change the weighting of such measures form time to time in order to achieve the objectives of the Whole Unit Plan. In addition, the Human Resources & Compensation Committee will take into account the individual performance of the participants in determining the awards.

              For more information see "Report on Executive Compensation" and "Executive Compensation".

       (b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

              The Human Resources and Compensation Committee is composed entirely of independent directors.

       (c)    If  the  board  has  a  compensation   committee,   describe  the
              responsibilities,   powers  and  operation  of  the  compensation
              committee.

              The Human Resources and Compensation Committee was constituted to assist the board in meeting their responsibilities by reviewing and, as appropriate, approving:

              o Overall human resource policies, trends and/or organizational issues including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development, succession planning and organizational planning and design.

              o Compensation, including cash compensation consisting of salary and bonuses, and the number of Whole Unit Plan units awarded for all ARC staff including the officers of ARC but excluding the CEO.

              o In consultation with the Board, undertake an annual performance review with the CEO, and review the CEO appraisal of Officers' performance. The Committee shall review and provide recommendations to the Board of Directors on the compensation of the CEO.

              o     Employment   contracts  or  other  major   agreements   for
                    employees.

              o Report to Unitholders annually in the Report of the Compensation Committee.

       (d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

              No consultants or advisors were hired during 2006. ARC Resources uses a variety of independent research provided by a number of consultants pertaining to the employee compensation packages of the Industry Peer Group to ensure that the overall compensation packages for the employees are competitive.

8.     OTHER BOARD COMMITTEES - IF THE BOARD HAS STANDING COMMITTEES OTHER THAN
       THE  AUDIT,   COMPENSATION  AND  NOMINATING  COMMITTEES,   IDENTIFY  THE
       COMMITTEES AND DESCRIBE THEIR FUNCTION.

       POLICY AND BOARD GOVERNANCE COMMITTEE

       MEMBERS: Walter DeBoni (Chair), Herbert C. Pinder, Jr., John Stewart and Mac Van Wielingen, all of whom are independent directors.

       The Policy and Board Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Trust's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the Board of Directors can function independently of management. The committee annually reviews the need to recruit and recommend new members to fill vacancies on the Board of Directors giving consideration to the competencies, skills and personal qualities of the candidates and of the existing board; and recommends to the Board of Directors the nominees for election at each annual meeting. The effectiveness of individual members of the Board of Directors and the Board of Directors is reviewed through a yearly self-assessment and inquiry questionnaire.

       HEALTH, SAFETY & ENVIRONMENT COMMITTEE

       MEMBERS: Fred Coles (Chair), Walt DeBoni and John Stewart, all of whom are independent directors.

       The Health, Safety and Environment Committee assists the board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the board on the development and implementation of the standards and policies of ARC Resources with respect to the areas of health, safety and environment. This committee meets separately with management of ARC Resources, which has responsibility for such matters and reports to the Board.

       RESERVES COMMITTEE

       MEMBERS: Fred Coles (Chair), Fred Dyment and Michael Kanovsky, all of whom are independent directors.

       The Reserves Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs ARC
       Resources' reserve evaluation; and to review the annual independent engineering report. The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51 101. The committee also reviews any other oil and gas reserve report prior to release by the Trust to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and gas activities of the Trust.

9. ASSESSMENTS - DISCLOSE WHETHER OR NOT THE BOARD, ITS COMMITTEES AND INDIVIDUAL DIRECTORS ARE REGULARLY ASSESSED WITH RESPECT TO THEIR EFFECTIVENESS AND CONTRIBUTION. IF ASSESSMENTS ARE REGULARLY CONDUCTED, DESCRIBE THE PROCESS USED FOR THE ASSESSMENTS. IF ASSESSMENTS ARE NOT REGULARLY CONDUCTED, DESCRIBE HOW THE BOARD SATISFIES ITSELF THAT THE BOARD, ITS COMMITTEES, AND ITS INDIVIDUAL DIRECTORS ARE PERFORMING EFFECTIVELY.

       The effectiveness of the Board of Directors, the committees of the Board of Directors and individual board members is reviewed through a yearly self-assessment and inquiry process. A key component of the process is a four part questionnaire. The first three sections ask the Directors to evaluate ARC Resources' Board and where appropriate the Board Committees with regards to Board responsibility, Board operations and Board effectiveness. The final section of the survey requires the Directors to perform a self-assessment of their work on the Board. The data is compiled and reviewed by the Chair of the Policy and Board Governance Committee and the Board Chair. Following this review, the Chair of the Policy and Board Governance Committee, and separately the Chairman, meet with all directors individually to discuss the assessments as well as the individual Director's views on the business of ARC Resources as well as the effectiveness of the Board.

OTHER MATTERS RELATING TO THE BOARD OF DIRECTORS OF ARC RESOURCES

       The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture which includes substantially all management matters related to the Trust or adopted by the Board. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time to time; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board of Directors of ARC Resources. In addition, the Trustee has delegated certain matters to the Board of Directors of ARC Resources including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of cash to be distributed.

       The Board of Directors and its committees has access to senior management on a regular basis as Mr. Dielwart, the Chief Executive Officer, is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

       The Board of Directors and the Policy and Board Governance Committee have developed position descriptions for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board of Directors. The Board has determined that none of the directors who serve on its committees has a material relationship with ARC that could reasonably interfere with the exercise of a director's independent judgment. The Chairman of the Board is an independent director and, in conjunction with the Vice-Chairman, is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

       The Mandate of the Board of directors is attached as Schedule A and describes in more detail the general duties of the Board of Directors, its composition and retirement policies and other matters.

       The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Policy and Board Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee, all of which are entirely comprised of unrelated directors.

OTHER MATTERS RELATING TO THE AUDIT COMMITTEE

       All of the members of the Audit Committee are independent and financially literate. For more information relating to the background of the Audit Committee members, see "Matters to be Acted Upon at the Meeting - Election of Directors of ARC Resources".

       The Audit Committee pre-approves all non-audit services performed by the Trust's external auditor. The aggregate fees billed by the Trust's external auditor for audit services in 2006 was $293,426 and in 2005 was $280,750. In addition, there was $444,200 in 2006 and $110,900 in 2005 billed by the Trust's external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Trust's financial statements. These services for the fiscal years ended December 31, 2005 and 2006 also included the French translation of certain publicly filed financial documents.

       The external auditor also billed $158,195 in 2006 and $110,532 in 2005 for municipal property tax compliance, tax advice and tax planning.

CODE OF BUSINESS CONDUCT AND ETHICS

       ARC Resources has adopted and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Trust's assets, reporting of illegal or unethical behavior and other matters. Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting. The code specifically addresses standards of conduct for senior financial officers and requires a quarterly affirmation of compliance. The code is available on the Trust's website at www.arcresources.com.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

       There is not, and has not been, any indebtedness outstanding from directors or senior officers of ARC Resources or directors or senior officers of ARC Resources or the Trustee to the Trust or ARC Resources in fiscal 2005 or 2006.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

       There were no other material interests, direct or indirect, of directors or senior officers of ARC Resources or directors and senior officers of ARC
Rresources, nominees for director of ARC Resources, any Unitholder who beneficially owns more than 10 per cent of the Trust Units of the Trust (or any director or executive officer of any such Unitholder), or any known associate or affiliate of such persons, in any transaction during 2006 or in any proposed transaction which has materially affected or would materially affect the Trust or ARC Resources or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

       Management of ARC Resources is not aware of any material interest of any director, senior officer or nominee for director of ARC Resources, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

       Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust's annual audited comparative financial statements for the year ended December 31, 2006 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from the Trust at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 (toll free number 1-888-272-4900).

OTHER MATTERS

       Management of ARC Resources knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

       The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of ARC Resources on behalf of the Trust.

                                  SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. (the "Corporation") is responsible for the stewardship of the Corporation, the other subsidiaries of ARC Energy Trust and ARC Energy Trust to the extent delegated to the Corporation under the Trust Indenture (together, "ARC"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. In general terms, the Board will:

       (a) in consultation with management of the Corporation, define the principal objectives of ARC;

       (b) monitor the management of the business and affairs of ARC with the goal of achieving ARC's principal objectives as defined by the Board;

       (c)    discharge the duties imposed on the Board by applicable laws; and

       (d)    for the purpose of carrying out the  foregoing  responsibilities,
              take  all  such   actions  as  the  Board  deems   necessary   or
              appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

STRATEGIC OPERATING, CAPITAL PLANS AND FINANCING PLANS

o require the Chief Executive Officer (the "CEO") to present annually to the Board a longer range strategic plan and a shorter range business plan for ARC's business, which plans must:

       o      be designed to achieve ARC's principal objectives;

       o identify the principal strategic and operational opportunities and risks of ARC's business; and

       o be approved by the Board as a pre-condition to the implementation of such plans;

o review progress towards the achievement of the goals established in the strategic, operating and capital plans;

o identify the principal risks of the ARC's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

o      approve the annual operating and capital plans;

o      approve  acquisitions  and dispositions in excess of $25 million and all
       acquisitions   outside  of  the   conventional  oil  and  gas  industry,
       regardless of size;

o      approve the establishment of credit facilities; and

o approve issuances of additional Trust units or other instruments to the public.

MONITORING AND ACTING

o monitor ARC's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

o monitor overall human resource policies and procedures, including compensation and succession planning;

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                                      A-2


o appoint the CEO and determine the terms of the CEO's employment with ARC;

o      approve the distribution policy of ARC;

o ensure systems are in place for the implementation and integrity of ARC's internal control and management information systems;

o monitor the "good corporate citizenship" of ARC, including compliance by ARC with all applicable safety, health and environmental laws;

o in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of ARC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

o require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by ARC and its officers and employees; and

o      approve all matters relating to a takeover bid of ARC.

COMPLIANCE REPORTING AND CORPORATE COMMUNICATIONS

o ensure that the financial performance of ARC is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

o recommend to unitholders of ARC a firm of chartered accountants to be appointed as ARC's auditors;

o ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

o ensure the timely reporting of any change in the business, operations or capital of ARC that would reasonably be expected to have a significant effect on the market price or value of the Trust Units of ARC;

o ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

o report annually to unitholders on the Board's stewardship for the preceding year;

o      establish a process for direct communications with unitholders and other
       stakeholders  through  appropriate  directors,   including  through  the
       whistleblower policy; and

o ensure that ARC has in place a policy to enable ARC to communicate effectively with its unitholders and the public generally.

GOVERNANCE

o in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

o facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

       o appointing a Chairman of the Board who is not a member of management;

       o appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

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                                      A-3


       o defining the mandate of each committee of the Board and the terms of reference for the chair of each committee;

       o ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each director, each committee of the Board and its chair; and

       o establishing a system to enable any director to engage an outside adviser at the expense of ARC; and

o review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board; and

o      review annually the adequacy and form of the compensation of directors.

DELEGATION

o      The  Board  may  delegate   its  duties  to  and  receive   reports  and
       recommendations from the Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental and Policy and Board Governance committees.

COMPOSITION

o The Board shall be composed of at least seven individuals appointed by the unitholders at the Annual Meeting.

o A majority of Board members should be independent Directors (within the meaning of section 1.4 of Multilateral Instrument 52-110) and free from any direct or indirect material relationship, being one that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.

o Members should have or obtain sufficient knowledge of ARC and the oil and gas business to assist in providing advice and counsel on relevant issues.

o Members shall review available materials in advance of meetings and endeavor to attend all meetings of the Board and its committees.

o Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee following:

       o change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest;

       o change in personal circumstances which would reasonably reflect poorly on the Trust (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation); and

       o change in position or occupation of a Board member who was appointed or nominated for election to the Board on the basis of such member holding such position or occupation;

o Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee upon reaching age 65 and annually thereafter.

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                                      A-4


MEETINGS

o The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

o The Board shall meet at the end of its regular quarterly meetings without members of management being present.

o      Minutes of each meeting shall be prepared by the Secretary to the Board.

o The Chief Executive Officer shall be available to attend all meetings of the Board upon invitation by the Board.

o      Vice-Presidents   and  such  other  staff  as   appropriate  to  provide
       information to the Board shall attend meetings at the invitation of the Board.

REPORTING / AUTHORITY

o Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

o Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

o The Board shall have the authority to review any corporate report or material and to investigate activity of the Trust and to request any employees to cooperate as requested by the Board.

o      The Board may retain  persons  having  special  expertise  and/or obtain
       independent   professional   advice   to  assist   in   fulfilling   its
       responsibilities at the expense of ARC.